Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial

Results for the First Quarter of 2017

-Teleconference to be Held on Friday, May 19, 2017 at 9:00 am EDT–

BEIJING, May 18, 2017 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2017 ended March 31, 2017.

Highlights

Net sales during the first quarter ended March 31, 2017 were RMB67.9 million or US$9.9 million, compared to RMB62.1 million, during the same period in 2016, representing an increase of RMB5.8 million or 9.3%, mainly due to the increased sales price.

Basic and diluted net loss per share was RMB3.72 or US$0.54 and RMB3.69 for the three-month period ended March 31, 2017 and 2016, respectively.

Our gross profit was RMB3.8 million or US$0.5 million for the first quarter ended March 31, 2017, representing a gross margin of 5.5%, as compared to a gross margin of 9.0% for the same period in 2016. Correspondingly, gross margin rate decreased by 3.5 percentage points compared to the same period in 2016.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “While we continue to face strong competition from emerging and incumbent players in the marketplace, which has led to oversupply relative to demand in the marketplace, we are encouraged by positive trends in the sales of specialty films. We believe our commitment to innovation and R&D has expanded our end-user applications that will enable the Company to capitalize on these opportunities despite challenging industry and economic conditions.”

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First Quarter 2017 Results

Net sales during the first quarter ended March 31, 2017 were RMB67.9 million or US$9.9 million, compared to RMB62.1 million, during the same period in 2016, representing an increase of RMB5.8 million or 9.3%, mainly due to the increased sales price.

In the first quarter of 2017, sales of specialty films were RMB21.8 million or US$3.2 million or 32.0% of our total revenues as compared to RMB21.8 million or 35.0% in the same period of 2016.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2017		% of Total	Three-Month Period Ended March 31, 2016	% of Total
	RMB	US$		RMB
Stamping and transfer film	27,071	3,933	39.9%	23,783	38.2%
Printing film	6,270	911	9.2%	2,410	3.9%
Metallization film	2,618	380	3.9%	794	1.3%
Specialty film	21,762	3,162	32.0%	21,759	35.0%
Base film for other application	10,223	1,485	15.0%	13,401	21.6%

	67,944	9,871	100.0%	62,147	100.0%

Overseas sales were RMB13.2 million or US$1.9 million, or 19.4% of total revenues, compared with RMB12.5 million or 20.1% of total revenues in the first quarter of 2016, representing an increase of RMB0.7 million or 5.6%. While a decrease in sales volume caused a decrease of RMB0.2 million, this was offset by an increase of RMB0.9 million caused by the increase of sales price.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2017		% of Total	Three-Month Period Ended March 31, 2016	% of Total
	RMB	US$		RMB
Sales in China	54,730	7,951	80.6%	49,632	79.9%
Sales in other countries	13,214	1,920	19.4%	12,515	20.1%

	67,944	9,871	100.0%	62,147	100.0%

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Our gross profit was RMB3.8 million or US$0.5 million for the first quarter ended March 31, 2017, representing a gross margin of 5.5%, as compared to a gross margin of 9.0% for the same period in 2016. Correspondingly, gross margin rate decreased by 3.5 percentage points compared to the same period in 2016. Our average cost of goods sold increased by 13.2% compared to the same period in 2016 due to the price increase of main raw materials. Consequently, the increase in the average cost of goods sold was significantly higher than that in average product sales prices during the first quarter ended March 31, 2017, which contributed to the decrease in our gross margin compared with the same period in 2016.

Operating expenses for the first quarter ended March 31, 2017 were RMB13.8 million or US$2.0 million, which was RMB1.2 million, or 8.0% lower than the same period in 2016. This decrease was mainly due to the decreased allowance for doubtful accounts receivable.

Net loss attributable to the Company during the first quarter ended March 31, 2017 was RMB12.2 million or US$1.8 million compared to net loss attributable to the Company of RMB12.1 million during the same period in 2016.

Basic and diluted net loss per share was RMB3.72 or US$0.54 and RMB3.69 for the three-month period ended March 31, 2017 and 2016, respectively.

Total shareholders’ equity was RMB253.3 million or US$36.8 million as of March 31, 2017, compared with RMB265.2 million as of December 31, 2016.

As of March 31, 2017, the Company had 3,265,837 basic and diluted ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, May 19, 2017, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 10398. The replay will be available until June 19, 2017, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

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Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include; significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company's products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company's financial performance, uncertainty as to the future profitability, uncertainty as to the Company's ability to successfully operate its third BOPET production line, uncertainty as to the Company's ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company's business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

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For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Officer
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(amounts in thousands except share and per share value)

(Unaudited)

	March 31, 2017		December 31, 2016
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	21,928	3,186	13,343
Restricted cash	45,501	6,610	73,421
Accounts and bills receivable, net	24,260	3,525	29,453
Inventories	24,926	3,621	25,153
Advance to suppliers	10,727	1,558	6,043
Prepayments and other receivables	3,080	447	6,489
Deferred tax assets - current	1,242	180	1,199
Total current assets	131,664	19,127	155,101

Plant, properties and equipment, net	399,687	58,067	410,654
Construction in progress	431	63	431
Lease prepayments, net	17,227	2,503	17,358
Advance to suppliers - long term, net	532	77	1,861
Deferred tax assets - non current	7,996	1,162	8,032

Total assets	557,537	80,999	593,437

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	60,000	8,717	60,000
Long-term loan, current portion	3,300	479	3,300
Due to related parties	136,141	19,779	131,747
Accounts payables	18,471	2,683	20,581
Notes payable	75,500	10,969	100,888
Advance from customers	2,565	373	3,509
Accrued expenses and other payables	5,291	769	5,204
Total current liabilities	301,268	43,769	325,229

Deferred tax liabilities	2,939	427	2,997

Total liabilities	304,207	44,196	328,226

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	1,936	13,323
Additional paid-in capital	311,907	45,314	311,907
Statutory reserve	37,441	5,439	37,441
Accumulated deficit	(110,662)	(16,077)	(98,505)
Cumulative translation adjustment	1,321	191	1,045
Total shareholders’ equity	253,330	36,803	265,211
Total equity	253,330	36,803	265,211
Total liabilities and equity	557,537	80,999	593,437

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2017 AND 2016

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2017		2016
	RMB	US$	RMB
Net sales	67,944	9,871	62,147
Cost of sales	64,187	9,325	56,558

Gross Profit	3,757	546	5,589

Operating expenses
Selling expenses	3,506	509	2,949
Administrative expenses	10,266	1,491	12,048
Total operating expenses	13,772	2,000	14,997

Operating loss	(10,015)	(1,454)	(9,408)

Other income (expense)
- Interest income	286	42	218
- Interest expense	(2,446)	(355)	(1,754)
- Others (expense) income, net	(47)	(7)	(1,529)

Total other expense	(2,207)	(320)	(3,065)

Loss before provision for income taxes	(12,222)	(1,774)	(12,473)

Income tax benefit expense	65	9	418

Net loss	(12,157)	(1,765)	(12,055)

Net loss attributable to non-controlling interests	-	-	-
Net loss attributable to the Company	(12,157)	(1,765)	(12,055)

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	4
- Foreign currency translation adjustments attributable to the Company	276	40	(5)

Comprehensive loss attributable to non-controlling interest	-	-	4
Comprehensive loss attributable to the Company	(11,881)	(1,725)	(12,060)

Loss per share, Basic and diluted	(3.72)	(0.54)	(3.69)
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2017 AND 2016

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2017		2016
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(12,157)	(1,766)	(12,055)
Adjustments to reconcile net loss to net cash
used in operating activities
- Depreciation of property, plant and equipment	10,981	1,595	10,668
- Amortization of intangible assets	131	19	131
- Deferred income taxes	(65)	(9)	(418)
- Bad debt expense	287	42	1,723
- Inventory provision	-	-	(226)
Changes in operating assets and liabilities
- Accounts and bills receivable	4,906	713	(13,623)
- Inventories	227	33	5,411
- Advance to suppliers	(4,683)	(680)	42
- Prepaid expenses and other current assets	47	7	(373)
- Accounts payable	(2,110)	(308)	(2,399)
- Accrued expenses and other payables	97	14	(1,087)
- Advance from customers	(945)	(137)	(349)
- Tax payable	3,361	488	10,012

Net cash used in operating activities	77	11	(2,543)

Cash flow from investing activities
Purchases of property, plant and equipment	(14)	(2)	498
Restricted cash related to trade finance	27,921	4,056	(3,414)
Advanced to suppliers - non current	1,329	193	196
Amount change in construction in progress	-	-	(2,195)

Net cash (used in) provided by investing activities	29,236	4,247	(4,915)

Cash flow from financing activities
Proceeds from related party	4,393	638	1,583
Payment of capital lease obligation	-	-	(302)
Change in notes payable	(25,388)	(3,688)	1,270

Net cash provided by (used in) financing activities	(20,995)	(3,050)	2,551

Effect of foreign exchange rate changes	267	56	(19)

Net decrease in cash and cash equivalent	8,585	1,264	(4,926)

Cash and cash equivalent
At beginning of period/year	13,343	1,922	14,355
At end of period/year	21,928	3,186	9,429

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,446	355	1,754
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,231	179	2,121

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